April 9, 2009

Mr. David R.E. Hale
President and Chairman
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, NY 11735

  Re: International Smart Sourcing, Inc.
     Amendment No. 1 to Preliminary Information Statement
     on Schedule 14C
     Filed March 25, 2009
     File No. 001-14753

Dear Mr. Hale:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with the representations included at the end of our comment letter, signed by an appropriate officer of the company. We have repeated them in this letter for your convenience.

2. We refer to the agreements discussed in your response to comment 21 from our letter dated March 6, 2009. Please include a description and a summary of the material terms of these agreements within the information statement.

Action 1 – The Reverse Merger

Terms of the Reverse Merger, page 7

3.	We have reviewed your response to comment 4 from our letter dated March 6, 2009. Please revise the information statement to state the date and current market price used in determining a purchase price of 22 million shares. Please also describe how you determined the value of NETW's shares to be acquired in the transaction.

4.	We have reviewed your response to comment 5 from our letter dated March 6, 2009. It remains unclear to us, however, what assets will be acquired by you and what assets will be retained by the variable interest entities. We note, for example, that NETW reported $2,349,488 and $2,468,835 in assets at December 31, 2008 and June 30, 2008, respectively. We further note, as disclosed on page C-10, that the variable interest entities reported assets of $1,416,188 at June 30, 2008. Please clarify in the information statement which assets will be transferred in connection with the transaction.

5.	We have reviewed your response to our prior comment 7 and note that NETW anticipates its transaction expenses to be approximately $20,000. Please state who will pay NETW's expenses.

Description of NETW, page 9

6.	Please describe in more detail the services offered by the company to "non-traditional public companies."

Regulatory Approvals Required, page 10

7.	We have reviewed your response to our prior comment 10. Please disclose in the information statement that you intend to rely on Rule 506 of Regulation D.

8.	We refer to the sentence that you "are required to maintain minimum net capital equal to the greater of $100,000 and …." This sentence appears incomplete as there is no comparative amount or term disclosed. Please revise.

Executive Compensation

Compensation of ISSI's Executive Officers, page 11

9.	We refer to your statement that none of your executive officers received compensation in excess of $100,000 for the last two fiscal years. Please note that you are required to include compensation information for your principal executive officer regardless of compensation level. Please refer to Item 402(m)(2) of Regulation S-K.

Summary of NETW's Executive Officers, page 11

10.   Please include a narrative disclosure to the summary compensation table discussing the material terms of each officer's salary and the reason for significant differences from the prior fiscal year. We also note the difference in salary for Mr. Testaverde from 2007 to 2008. Please refer to Item 402(o) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 12

11.   Please revise the beneficial ownership table to reflect Mr. Jay Gottlieb's share ownership as reported on a Schedule 13G filed with the SEC on February 9, 2009.

Discussion and Analysis of NETW's Operations and Financial Condition

Overview, page 14

12.   We have reviewed your response to our prior comment 14. We continue to believe that the "Overview" can be expanded upon and reissue our prior comment. For example, we note as discussed on page 15 that NETW had a change in product mix and losses due to market volatility in its most recent six month period. Please also consider including disclosure as to how the current economic environment has impacted NETW's financial condition.

Action 2 – Amendment of the Articles of Incorporation

Preemptive Rights, page 20

13.   Please clarify, here or elsewhere in the information statement as appropriate, if your holders of common stock have any preemptive rights with respect to the shares to be issued in connection with the reverse merger.

Financial Statements

Network I Financial Securities, Inc. ("NETW")

14.   We note from your expanded disclosure in response to comment 16 that you valued your marketable securities using Level 1 inputs. Since you do not present a line item entitled marketable securities in your financial statements, tell us what

consideration was given to disclose the fair value information based on the major category of assets and liabilities on your balance sheet (i.e. securities held for resale, securities sold but not yet purchased, etc.).

Summary of Significant Accounting Policies

Consolidation of Variable Interest Entities, page C-9

15.   We have read and considered your response to comment 18. It appears that you evaluated the entities' sufficiency of operating activity to operate on their own rather than evaluating the entities' sufficiency of equity investment at risk as required by paragraph 5 of FIN 46R. Likewise, we noted your assertion that the holders of the entities, as a group, have the direct ability to make decisions about the entities activities that would significantly impact the entities success. As such, it is not clear what conditions in paragraph 5 of FIN 46R you used in determining whether a VIE exists. For each entity, please clarify your analysis of FIN 46R as follows:

- Tell us the specific conditions in paragraph 5a, b, or c of FIN 46R that the entity meets in concluding that it is a VIE and the basis for your conclusion.

- Likewise, tell us the specific conditions in paragraphs 14-17 of FIN 46R that you meet in concluding that NEWT is the primary beneficiary of that entity and the basis for your conclusion.

Pro Forma Condensed Combined Financial Statements

16.   We have read and considered your response to comment 21. Please clarify with sufficient specificity how the expected changes in existing contractual arrangements would cause each of the entities to not meet each of the conditions in paragraph 5a, b, or c of FIN 46R and the basis for your conclusion. Currently it is unclear how these changes would impact the equity investment at risk for these entities. If you conclude that they would still meet the definition of VIE, tell us the specific conditions in paragraphs 14-17 of FIN 46R that you meet in concluding that NEWT would not be the primary beneficiary of each entity and the basis for your conclusion.

# # # #

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Kristen J. Angelino, Esq.
          Gerston Savage LLP
          Via facsimile (212) 980-5192